Exhibit 99.B.(h)(3)

AMENDED AND RESTATED

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 17th day of June, 2014, by and between The Motley Fool Funds Trust (the “Trust”), on behalf of each of its series (and each class thereof) listed on Schedule A to this Agreement (each a “Fund” and together, the “Funds”), and Motley Fool Asset Management, LLC (the “Adviser”).

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, and has been retained by the Trust to serve as the investment adviser of the Trust pursuant to an investment advisory agreement dated as of June 15, 2009, and amended and restated as of June 17, 2014; and

WHEREAS, the Trust and the Adviser previously have entered into an expense limitation and reimbursement agreement dated February 17, 2010, and are hereby amending and restating that agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.                                      The Adviser agrees to pay, waive or absorb the Operating Expenses (defined below) of each Fund (including any fees or expense reimbursements payable to the Adviser or any affiliate of the Adviser pursuant to this Agreement or any other agreement) as may be necessary to maintain the annual rate of Operating Expenses of each Fund at the expense limit set forth in Schedule A to this Agreement based on the Fund’s average daily net assets (the “Expense Limitation”).  For purposes of this Agreement, Operating Expenses means the ordinary operating expenses of each Fund, excluding interest expense, brokerage commissions, taxes, acquired fund fees and expenses, and extraordinary expenses of the Fund.

2.                                      The Trust, on behalf of each Fund, agrees to carry forward for a period not to exceed three (3) years from the date such expense is paid, waived or absorbed by the Adviser, and to reimburse the Adviser out of assets belonging to the Fund for, any Operating Expenses of the Fund in excess of the Expense Limitation that are paid or assumed by the Adviser pursuant to this Agreement.  Such reimbursement will be made as promptly as possible, and to the maximum extent permissible, without causing Operating Expenses of the Fund for any year to exceed the Expense Limitation.

3.                                      This Agreement shall become effective on the date hereof and shall remain in effect for each Fund through the initial term month end date specified in Schedule A; provided, however, that the Adviser and the Trust may continue the effectiveness of this Agreement for such additional period or periods as may be agreed to by the Adviser and the Trust.  However, this Agreement shall also terminate automatically for a Fund in the event that neither the Adviser nor any affiliate of the Adviser continues to serve as investment adviser of that Fund.  Upon the termination of this Agreement, the affected Fund(s) shall have no further obligation to reimburse the Adviser for any amounts pursuant to the provisions of paragraph 2 of this Agreement which have not been reimbursed on or before the date of termination of this Agreement, except that the Fund(s) shall be obligated to reimburse, and shall promptly make reimbursement of, the full amount of all such expenses that remain subject to reimbursement and have not been reimbursed as of the date of termination of this Agreement in the event that this Agreement terminates due to the failure of the Trust to approve or renew an investment advisory agreement with the Adviser or an affiliate of the Adviser.

4.                                      This Agreement shall be construed in accordance with the laws of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5.                                      The Declaration of Trust of the Trust states and notice is hereby given that this Agreement is not executed on behalf of the Trustees of the Trust as individuals, and the obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

6.                                      This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

THE MOTLEY FOOL FUNDS TRUST

By:	/s/Peter Jacobstein
Peter Jacobstein
President

MOTLEY FOOL ASSET MANAGEMENT, LLC

By:	/s/Lawrence Greenberg
Lawrence Greenberg
General Counsel

SCHEDULE A

DATED AS OF JUNE 17, 2014

TO THE

AMENDED AND RESTATED

EXPENSE LIMITATION AND

 REIMBURSEMENT AGREEMENT

DATED AS OF JUNE 17, 2014

Fund	Class	Expense Limitation	Initial Term Month End Date
Motley Fool Independence Fund	Investor Shares	1.15%	February 2016
Motley Fool Independence Fund	Institutional Shares	0.95%	February 2016
Motley Fool Great America Fund	Investor Shares	1.15%	February 2016
Motley Fool Great America Fund	Institutional Shares	0.95%	February 2016
Motley Fool Epic Voyage Fund	Investor Shares	1.15%	February 2016
Motley Fool Epic Voyage Fund	Institutional Shares	0.95%	February 2016